Exhibit 77(i)

                       Terms of New or Amended Securities

(1) At the June 25, 2003 Board Meeting, the Board of Directors of ING Series Fund, Inc. approved the establishment of a class of shares for ING Index Plus LargeCap Fund, ING Index Plus MidCap Fund and ING Index Plus SmallCap Fund, to be designated as "R Class" shares.